UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF DECEMBER, 2013

                       COMMISSION FILE NUMBER: 000-29832




                             CHELSEA OIL & GAS LTD.
                (Translation of registrant's name into English)


                              3200, 500 4TH AVENUE
                           CALGARY, AB CANADA T2P 2V6
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The information contained in Exhibits No. 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K is incorporated by reference as additional exhibits to the registrant's registration statement on Form S-8: File No. 333-153684.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   CHELSEA OIL & GAS LTD.

Date:    December 10, 2013                      By: /s/ JESSE MEIDL
                                                   ------------------
                                                   Name:    Jesse Meidl
                                                   Title:   CFO & Director


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                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1            Press Release dated November 29, 2013

99.2 Unaudited financial statements and notes for the quarter ended September 30, 2013

99.3            Management's Discussion & Analysis for the quarter ended S
                September 30, 2013

99.4            CEO Certification

99.5            CFO Certification







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